DREYFUS PREMIER WORLDWIDE GROWTH FUND, INC.
Statement of Investments
July 31, 2004 (Unaudited)

Common Stocks--97.9%	Shares	Value ($)
Banking--.5%		
Fannie Mae	68,625	**4,869,630**
Basic Materials--1.7%		
L'Air Liquide, ADR	441,017	14,260,942
Yara International, ADR	142,400 a	1,258,094
		15,519,036
Capital Goods--4.7%		
Emerson Electric	125,100	7,593,570
General Electric	771,072	25,638,144
Norsk Hydro, ADR	142,400	8,985,440
		42,217,154
Consumer Durables & Apparel--4.0%		
Christian Dior	540,000	32,781,267
SONY, ADR	81,600	2,827,440
		35,608,707
Consumer Staples--4.3%		
Wal-Mart Stores	305,022	16,169,216
Walgreen	625,000	22,750,000
		38,919,216
Diversified Financials--10.2%		
American Express	342,850	17,228,212
Citigroup	603,284	26,598,792
Deutsche Bank	132,300	9,194,850
Eurazeo	256,531	16,467,274
J.P. Morgan Chase & Co.	299,100	11,165,403
UBS	173,000	11,549,980
		92,204,511
Energy--13.4%		
BP, ADR	520,000	29,307,200
ChevronTexaco	180,400	17,255,260
Exxon Mobil	1,009,508	46,740,221
Total, ADR	280,158	27,273,381
		120,576,062
Food, Beverage & Tobacco--17.7%		
Altria Group	900,200	42,849,520
Anheuser-Busch Cos.	25,000	1,297,500
Coca-Cola	458,100	20,092,266
Diageo, ADR	403,500	20,263,770
Groupe Danone, ADR	1,269,400	20,995,876
LVMH Moet Hennessy Louis Vuitton	220,175	15,006,923
Nestle, ADR	425,600	27,145,822
PepsiCo	241,675	12,083,750
		159,735,427

	Shares		Value ($)
Health Care--16.3%			
Abbott Laboratories	300,300		11,816,805
Eli Lilly & Co.	213,700		13,616,964
Hospira	30,030	a	778,077
Johnson & Johnson	478,525		26,448,077
Medco Health Solutions	51,204	a	1,551,481
Merck & Co.	270,582		12,270,894
Novartis, ADR	150,000		6,699,000
Pfizer	1,343,754		42,946,378
Roche, ADR	314,200		31,010,610
			147,138,286
Hotels, Restaurants & Leisure--.8%			
McDonald's	274,800		**7,557,000**
Household & Personal Products--5.5%			
Estee Lauder Cos., Cl. A	47,500		2,085,250
L'Oreal, ADR	1,850,000		26,486,470
Procter & Gamble	398,800		20,797,420
			49,369,140
Insurance--5.1%			
American International Group	28,000		1,978,200
Assicurazioni Generali	561,900		14,839,856
Berkshire Hathaway, Cl. A	95	a	8,288,750
Marsh & McLennan Cos.	359,600		15,959,048
Zurich Financial Services	31,500		4,448,389
			45,514,243
Media--4.5%			
McGraw-Hill Cos.	259,900		19,508,094
Pearson	1,106,944		12,423,656
Time Warner	365,215	a	6,080,830
Viacom, Cl. B	81,227		2,728,415
			40,740,995
Retail--.0%			
Home Depot	4,505		**151,909**
Technology--8.6%			
Intel	2,000,941		48,782,941
Microsoft	1,025,600		29,188,576
			77,971,517
Transportation--.6%			
United Parcel Service, Cl. B	80,000		**5,756,800**
Total Common Stocks			
(cost $695,586,540)			**883,849,633**
Preferred Stocks--2.2%			
Media;			
News Corporation, ADR			
(cost $13,417,134)	627,200		**19,926,144**
Total Investments (cost $709,003,674)	**100.1%**		**903,775,777**
Liabilities, Less Cash and Receivables	**(.1%)**		**(1,167,866)**
Net Assets	**100.0%**		**902,607,911**

a Non-income producing.